SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of February, 2006

Commission File Number 001-14491

TIM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TIM PARTICIPAÇÕES S.A.
(Translation of Registrant's name into English)

Av. das Américas, 3434, Bloco 1, 7º andar – Parte
22640-102 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Board of Directors of TIM Participações S.A. and TIM Celular S.A. approve Corporate Restructuring

PRESS RELEASE

The announced corporate restructuring will concentrate all shareholders of both TIM Participações S.A. (“TIM Part”) and TIM Celular S.A. (“TIM Cel”) at the TIM Part level. There will be no direct impact on the operating companies (TIM Sul S.A., TIM Nordeste S.A., TIM Celular S.A. and TIM Maxitel S.A.) which will all be wholly owned subsidiaries of TIM Part after the approval of the transaction at the Companies Extraordinary Shareholders Meeting. As a result of the merger all Telecom Italia’s Brazilian wireless operations will be managed under a single publicly traded company listed in the Bovespa and in the NYSE.

The companies believe that the announced transaction will optimize the companies’ operations through a simplified corporate structure as well as maximize the benefits from the financial and tax integrated management. Furthermore, the transaction will concentrate all Telecom Italia’s Brazilian wireless businesses in a single listed wireless player with a nationwide coverage.

Rio de Janeiro, February 1, 2006 – yesterday, the Boards of Directors of TIM Part and TIM Cel authorized the execution of an agreement for the merger of TIM Cel into TIM Part. As a consequence, and following the fulfillment of several conditions, (a) the current shareholders of TIM Cel shall receive shares issued by TIM Part and (b) TIM Cel shall become a subsidiary of TIM Part, which will hold 100% (one hundred percent) of TIM Cel’s capital. The restructuring will become effective following approval in the Extraordinary Shareholders’ Meetings of TIM Part and TIM Cel respectively.

As a consequence of the restructuring, TIM Brasil Serviços e Participações S.A., a wholly owned subsidiary of Telecom Italia SpA and the controlling shareholder of TIM Cel, will receive new ordinary shares (ON shares) and preferred shares (PN shares) of TIM Part - in the same ratio of ON vs. PN shares existing at TIM Part - for each share it currently owns in TIM Cel. The number of new shares to be issued by TIM Part has been determined based on the exchange ratios resulting from the independent valuations ("laudos de avaliação") of Banco ABN AMRO Real S.A. (“ABN Amro”) and Banco de Investimentos Credit Suisse (Brasil) S.A. (“Credit Suisse”).

Transaction Overview

  The proposed exchange ratio relating to the restructuring is as follows: for each TIM Cel share, TIM Brasil will receive 45.8000 TIM Part new shares, comprised of 15.6000 TIM Part ON shares and 30.2000 TIM Part PN shares.

  The corporate restructuring is being submitted on the date hereof for the review of Brazilian Telecom Agency (Agência Nacional de Telecomunicações - Anatel).

  The Extraordinary Shareholders’ Meetings to approve the transaction are scheduled to be held on March, 16, 2006.

  Upon the Extraordinary Shareholders’ Meetings’ approval of the transaction, the merger will become effective and TIM Cel will become wholly-owned subsidiary of TIM Part.

  Dissenting ON shareholders of TIM Part will have withdrawal rights for the shares held on the date of communication of the Material Fact Notice related to the transaction.

  The period of exercise for the withdrawal rights is 30 days from the date of publication of the minutes of the Extraordinary Shareholders’ Meetings.

Advisors and appraisers

Credit Suisse was appointed by TIM Part as the investment bank responsible for providing an independent economic valuation report of TIM Cel and TIM Part.

TIM Cel nominated ABN AMRO as the investment bank responsible for the independent economic valuation of TIM Cel and TIM Part.

The Board’s of TIM Part and TIM Cel selected the exchange ratio considering the average between the midpoints of ABN AMRO’s and Credit Suisse’s independent valuation reports. Since both banks conducted their independent work using the same methodology and based on the same set of information supplied by both companies’ managements, and the average of both midpoints is within both ranges, the Boards of TIM CEL and TIM PART have concluded that this choice best represents equitable treatment of all shareholders

Telecom Italia SpA hired Goldman Sachs to advise on the coordination of the transaction.

ACAL Consultoria e Auditoria S.S. was hired by TIM Part and TIM Cel and was responsible for providing the valuation of the two companies according to the book value.

Notice in accordance with SEC regulations:

In accordance with SEC rules, it shall be known that this press release is not an offering document and it does not constitute an offer to sell or a solicitation to acquire any securities. The shares to be issued as a result of the transaction shall not be registered in accordance with the Securities Act of 1933, and they shall not be offered or sold in the United States of America without the appropriate registration under that Act or an exemption from registration, as per that country’s applicable laws.

Main Financial and Operational Indicators of the “New TIM Participações”:

1. Combined Revenue and EBITDA 1

Note: (1) Figures in BRGAAP. Combined data for the “New TIM Participações” not audited.

2. Combined Clients and Net Additions

3. Combined ARPU and MOU

Note: (1) Based on total net service revenue.

The Material Fact Notice was released today and it will be published on February 2, 2006 in the newspaper Gazeta Mercantil, Jornal do Brasil, Gazeta do Povo e Diário Oficial, which provides more details regarding the proposed transaction. Information is also available on the website www.timpartri.com.br.

Forward-looking Statements

This press release may contain forward-looking statements. Such statements are not statements of historical facts, and reflect the beliefs and expectations of the Company's management. The words "anticipates”, "believes”, "estimates”, "expects”, "forecasts”, "plans”, "predicts”, "projects”, "targets" and similar words are intended to identify these statements, which necessarily involve known and unknown risks and uncertainties forecasted by the Company. Therefore, Company’s future operational results may differ from current expectations and whose read this release shall not based his/hers assumptions exclusively in the information herein stated. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM PARTICIPAÇÕES S.A.

Date: February 02, 2006	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer